SEC

19007678

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCORP GROUP INTERNATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 EAST COMMERCIAL BLVD SUITE 825
(No. and Street)

Ft. Lauderdale	Florida	33308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Baltovski 954-334-0009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker,Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 West Cypress Creek Road Suite 450	Ft. Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Victor Mercado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCORP GROUP INTERNATIONAL CORPORATION, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN HODGES FERRER
MY COMMISSION # FF901239
EXPIRES July 19, 2019
(407) 398-0153 FloridaNotaryService.com

Sworn To and Subscribed Before Me on February 27, 2019

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL

CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

FINANCORP GROUP INTERNATIONAL CORPORATION

DECEMBER 31, 2018

TABLE OF CONTENTS

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
Financorp Group International Corporation
Fort Lauderdale, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2015.
Fort Lauderdale, Florida
February 26, 2019

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$2,620,530
Receivable from broker	427,348
Furniture, equipment and leasehold improvements, net	122,775
Other assets	37,339
TOTAL ASSETS	$3,207,992

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	337,260
TOTAL LIABILITIES	$ 337,260
COMMITMENTS AND CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	1,720,732
TOTAL STOCKHOLDER'S EQUITY	$2,870,732
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,207,992

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by Financorp Group Holdings ("the Parent"), a company organized and existing under the laws of Delaware.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership. During the year ending December 31, 2018 substantially all of the commission income earned by the Company was derived from these affiliates.

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated lives of the respective assets or the life of the related lease, if shorter.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Pronouncements: In February 2016, the FASB issued ASU 2016-2 Leases (Topic 842) which will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with term of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2018.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money- market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

At December 31, 2018, the cash of $1,975,869 was held in interest-bearing accounts at Bank of America and $644,661 at National Financial Services. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with National Financial Services to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $2,699,265 which was $2,599,265 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .1207 to1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER, continued

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. For the month of December 2018, the Company earned $603,795 of commission and interest revenue and incurred $73,447 of clearing expenses. During the month of December 2018, the company received $103,000 from the Clearing broker, resulting in a net receivable from the Clearing broker of $427,348.

NOTE 5 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2018, property and equipment were summarized as follows:

Leasehold improvements	$129,502
Office furniture fixtures and equipment	294,490
Total, at cost	423,992
Less, accumulated depreciation and amortization	301,217
Furniture, equipment and leasehold improvements, net	$122,775

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement on July 11, 2014 for office space in Ft. Lauderdale, Florida. The Company began occupying the space on March 1, 2015. This lease expires on March 31, 2022.

NOTE 6 - COMMITMENTS AND CONTINGENCIES, continued

Deferred rent liability resulting from such straight-line adjustments is included in accrued liabilities and amounted to $11,430 at December 31, 2018. The following represents future minimum lease payments required to be paid to the landlord under the non-cancelable portion of the leases:

Year Ending 12/31:	Amount
2019	40,673
2020	41,894
2021	43,150
2022	7,227
	$ 132,944

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Income tax expense of $591,457 represents current income tax expense of $595,205 and a deferred tax benefit of $3,748. The net deferred tax liability included in accrued liabilities on the statement of financial condition is $(7,456) as of December 31, 2018, and consists of the following:

Deferred Tax Assets (liabilities):	Amount
Deferred rent	$ 2,897
Additional depreciation for tax	(10,353)
Net deferred tax liability	$ (7,456)

NOTE 7 - INCOME TAXES, continued

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal, state and city income tax returns for the years after 2014 remain subject to examination by the taxing authorities.

NOTE 8 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded "net" on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

NOTE 8 - MARKETABLE SECURITIES, continued

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2018, the Company did not hold any securities in its investment account.

NOTE 9 – MAJOR CUSTOMERS AND ECONOMIC DEPENDENCE

Three affiliated customers accounted for approximately 92% of the Company's commission revenue for the year. Two are off-shore funds and the other is a trust related to the Mendoza family.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company and Financorp Family Office LLC ("Service Provider"), a wholly owned subsidiary of the Parent have entered into an agreement whereby the Service Provider provides the family office services to the Company's customers as well as services of an administrative nature to the Company. The Company and the Service Provider have mutually agreed to terminate the service contract effective as of December 31, 2018.

The Company paid distributions to shareholder totaling $1,500,000 during the year ended December 31, 2018.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2018 through February 26, 2019, the date that the financial statements were available to be issued and available.

NOTE 11 – SUBSEQUENT EVENTS, continued

The Company received a letter on January 3, 2019 from National Financials Services, LLC providing Financorp 90-day notification of termination the Fully Disclosed Clearing Agreement. The effective date of termination is April 5, 2019.

The Company is in negotiations with several firms to provide fully disclosed clearance services and expects to have an agreement in place before April 5, 2019.

The Company paid distributions to a shareholder totaling $800,000 on January16, 2019 and $700,000 on February 7, 2019.